EXHIBIT 12
EXELIS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIO)	2013	2012	2011	2010	2009	2008
Earnings
Income from continuing operations before income tax expense	$64	$521	$537	$696	$700	$657
Add Fixed Charges
Interest expense	9	38	10	—	1	2
Interest component of rental expense (a)	4	16	15	14	14	13
Total earnings available for fixed charges	$77	$575	$562	$710	$715	$672
Total Fixed Charges	$13	$54	$25	$14	$15	$15
Ratio of earnings to fixed charges	5.9	10.6	22.5	50.7	47.7	44.8

(a)	Represents the portion of operating leases which management believes is a reasonable representation of an interest factor.